

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

Nick Leschly
President and Chief Executive Officer
2seventy bio, Inc.
60 Binney Street
Cambridge, Massachusetts 02142

   Re: 2seventy bio, Inc.
    Registration Statement on Form S-1
    Filed April 28, 2022
    File No. 333-264544

Dear Mr. Leschly:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Michael Davis at 202-551-4385 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Yasin E. Akbari, Esq.